Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     MegaWest Closes $2.5 Million of Additional Financing

     Cusip: No.585168 107

     CALGARY, Aug. 3 /CNW/ - MegaWest Energy Corp., (the "Company" or
"MegaWest"), (OTCBB:MGWSF) is pleased to announce that it has closed a series of transactions with a group of its existing shareholders (the "Investors")
that will provide US$2.5 million in new funding.

     FINANCING

     The series of transactions consists of the issuance of US$2.5 million in senior secured convertible notes (the "Senior Notes"), the conversion of the
Company's Series A Preferred Shares into junior secured convertible notes (the
"Junior Notes") and the reacquisition by MegaWest of a 10% working interest in the Company's Marmaton River and Grassy Creek heavy oil projects in exchange for a 2.75% overriding royalty interest on the same properties.
     The proceeds of the Senior Notes financing will be used to fund a portion of the Company's capital expenditures and operating expenses for the Company's fiscal year ending April 30, 2011. Features and terms of the Senior Notes,
Junior Notes and working interest acquisition are as follows:

     <<
     Senior Secured Convertible Notes:

         -  Funding Amount: $2,500,000
         -  Term: 18 months.
         -  Conversion Price: $0.05 per common share
         -  Redemption: The Notes are redeemable in cash at any time at the
            Company's option or convertible into common shares at the
            Company's option if the underlying shares are freely tradable and common shares of the Company trade at or above $0.25 for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US$75,000 per day for the same period. Redemption will include principal and any outstanding accrued interest. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The
            Company will give 30 days notice of cash redemption at which time the Investors may elect to receive the redemption in common shares at the Conversion Price.
         -  Coupon: 8% cash or 12% in additional Notes at the Company's option for the first six months after Closing, Investor's option
            thereafter. Interest quoted annually, payable quarterly.
         -  Seniority: The Notes are senior secured obligations of the Company secured against Company's oil and gas assets in the state of
            Missouri.
         -  Warrants: One warrant has been issued to the holder for each $0.05 principal amount of the Notes, strike price of $0.05 and a term of
            36 months.

     Junior Secured Convertible Notes:

         -  Issued upon conversion of previously issued Series A Preferred
            Shares.
         -  Investment Amount: $2,200,000 plus accumulated dividends on the
            Series A Convertible Preferred Shares shall convert to a Junior
            Secured Convertible Note.
         -  Term: 36 months
         -  Conversion Price: $0.07
         -  Redemption: The Notes are redeemable in cash at any time at the
            Company's option or convertible into common shares at the
            Company's option under terms and conditions specified in the existing agreement for Series A Convertible Preferred Shares.
            Redemption will include principal and all outstanding accrued interest. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The
            Company will give 30 days notice of cash redemption at which time the Investors may elect to receive the redemption in common shares at the Conversion Price.
         -  Coupon: 5% cash or 7.5% in additional Notes, at the Company's option. Interest quoted annually, payable quarterly.
         -  Seniority: The Junior Notes are secured by the same assets as the
            Senior Notes, but rank behind the Senior Notes in priority.

     Option to Acquire Series B Preferred Shares:

         The expiry date on the previously issued option to acquire Series B
         Preferred Shares (the "Series B Option") has been extended to May 24,
         2011.

     Share Consolidation:

         As part of the above-noted financing transactions, the Investors and the Company have agreed that the Company will endeavour to effect a \
         share consolidation on the basis of at least one new common share for every five existing common shares at the Company's next Annual and
         Special Meeting.

     Anti Dilution:

         The Investors in the Senior Notes and the Junior Notes shall be extended full ratchet anti-dilution protection on all convertible securities including notes and warrants. Post share consolidation, full-ratchet anti-dilution protection shall have a floor of US$0.10.

     Right of Participation:

         For twelve months following Closing while either the Senior Notes or the Junior Notes remain outstanding, the Investors shall have a right to 100% participation in future financings of the Company subject to a 15-day notice period. While the Senior Notes and the Junior Notes remain outstanding, Investors shall have a right of participation in all future financings.

     Working Interest Acquisition:

         Effective July 1, 2010, MegaWest has reacquired a 10% working interest in the Company's Marmaton River and Grassy Creek heavy oil projects in exchange for a 2.75% gross overriding royalty ("GOR")
         interest on the projects. Following this acquisition, MegaWest has a
         100% working interest in both projects. All outstanding unrecovered carried interest and working interest costs, owed to MegaWest by the former working interest owners as at July 1, 2010, will be converted into a note repayable from 50% of the GOR revenue, with outstanding balances to bear interest as defined in the Joint Operating
         Agreement.
     >>

     MegaWest is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil with particular emphasis on the Deerfield area of western Missouri. The
Company has two individual 320-acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the Marmaton and Grassy projects. In the Deerfield area, excluding the 40 acres of developed land, the
Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company owns a 61%
operated working interest in 113,000 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, Montana and Texas. For further details on the Company and its prospects, please refer to the Company's website and the investor presentation contained therein.

     Forward-Looking Statements

     This press release contains forward-looking information and statements including opinions, assumptions, estimates, expectations of future production performance and cash flow requirements. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "anticipate", "believe", "estimate",
"expect", "forecast", "intent", "may", "project", "plan", "potential",
"should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.
     These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the
Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in
Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.
For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.

     %CIK: 0001172298

     /For further information: Kelly D. Kerr, Vice President Finance & CFO,
Telephone: 403.861.4104; George T. Stapleton II, CEO, Telephone: 281.499.7498,
Suite 902, No.105, 150 Crowfoot Crescent NW, Calgary, T3G 3T2, Email:
investor.relations(at)megawestenergy.com; Website: www.megawestenergy.com/
     (MGWSF)

CO:  MegaWest Energy Corp.

CNW 07:00e 03-AUG-10